SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2017

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
________

RYANAIR CUTS H1 FARES BY 5%, PROFITS RISE 11%
 TRAFFIC GROWS 11% AS Q2 LOAD FACTORS IMPROVE TO 97%
FY PROFIT GUIDANCE UNCHANGED

Ryanair, Europe’s No.1 airline, today (Oct. 31) reported an 11% increase in H1 profit to €1.29bn. Traffic grew 11% to 72m thanks to a strong Easter and a 5% reduction in airfares saving customers over €160m in the half year. Unit costs (including fuel savings) fell 5%, ex-fuel unit costs were flat.

H1 Results (IFRS)	Sept 30, 2016	Sept 30, 2017	% Change
Customers (m)	64.8	72.1	+11%
Revenue (m)	€4,132	€4,425	+7%
Profit after Tax (m)	€1,168	€1,293	+11%
Net Margin	28%	29%	+1pt
Basic EPS	€0.92	€1.07	+16%

Ryanair’s Michael O’Leary said:
“These strong H1 results reinforce the robust nature of Ryanair’s low fare, pan-European growth model even during a period which suffered a material failure in our pilot rostering function in early September. Prior to this event, we were on track to deliver strong H1 results during which we opened 3 new bases and 80 new routes. We took delivery of 35 new B737’s in the first 6 months of 2017, we stimulated 11% traffic growth with 5% lower airfares, and achieved an industry record load factor of 97% in the peak summer months.

Ancillary Revenue grew 14%. Customer spend rose 2% as more customers chose optional services such as reserved seats, priority boarding and car hire. H1 unit costs fell 5%, excluding fuel it was flat (but would have fallen 2% without the EU261 provision). Despite traffic growth of 11% our fuel bill fell 3%. Most other cost headings were broadly flat on a per passenger basis, other than our “Sales, Marketing & Other” which jumped 30% due to a one-off €25m EU261 provision, as we quickly addressed the needs of affected customers in September to recover the rostering failure, and eliminate any risk of further cancellations.

Our balance sheet remains strong. Operating activity in H1 generated over €935m of net cash. We used this for net capex of €675m, share buybacks of €639m, and debt repayments of €200m. Accordingly, net debt rose from €244m at 31 March to €600m at 30 September. We don’t plan any more near term buybacks as we work to finish the fiscal year with a broadly flat net debt/cash position.

Customer Initiatives
We continued in H1 to roll out customer experience improvements. Ryanair.com has become the world’s largest airline website with 94% of customers visiting directly rather than via search engines. My Ryanair has grown to over 30m members in September and we should grow to over 40m by March 2018. Over half our customers now choose their preferred seat and our “Plus” fares account for approx. 7% of all sectors sold. In H1 we successfully launched Ryanair flight connections at Rome Fiumicino and Milan Bergamo. We expanded our hotels service to 5 inventory providers offering over 250,000 hotels and 7.5m rooms worldwide, and we will shortly add a travel credit incentive to reward customers using our Ryanair Rooms service.

European Consolidation
The underlying trend towards consolidation among European airlines continues. Monarch (5m pax) went bankrupt in September, followed by Air Berlin (29m) in October and Alitalia (24m) remains in bankruptcy. There are other financially troubled EU airlines who will, we believe, follow them. We are responding to these opportunities by continuing to grow in Germany where Lufthansa’s purchase of Air Berlin gives them an anti-competitive 95% share of the large German domestic market. We will add more aircraft to our UKP bases for S18 to take up any slack created by Monarch’s collapse, and we continue to grow strongly in Italy where we are poised to be the main beneficiary of the inevitable contraction in Alitalia’s short haul services. These trends, particularly where they allow high fare airlines like Lufthansa, BA and Air France to acquire local competitors, while constraining capacity and raising prices, can only be good for Ryanair’s yield and traffic growth, as our fleet rises to 600 aircraft, and our traffic grows from 129m to 200m p.a. by 2024.

Brexit
We remain concerned at the continuing uncertainty surrounding the terms of the UK’s departure from the EU in March 2019. There remains a worrying risk of a serious disruption to UK-EU flights in April 2019 unless a timely UK-EU bilateral is agreed in advance of September 2018. We, like other airlines, need clarity on this issue before we publish our summer 2019 schedules in mid-2018 and time is running short for the UK to develop a bilateral solution. We worry that the UK government continues to under-estimate the likelihood of such a flight disruption to/from the UK, an outcome that was highlighted by Air France’s CEO in an interview with The Observer newspaper on 22 October.

Pilot Rostering Failure & Recovery
In early September we suffered a material failure in the management of our pilot rostering function. We are not short of crews, with over 4,200 pilots (5.2 crews per aircraft) and have hired over 900 new pilots this year to date. We operated the peak summer schedule in July & August (12.5m customers monthly) without incident. However as we entered September, a series of poor planning decisions created a perfect storm of one-off pilot shortages due to:

–>
Over-allocated calendar months of annual leave to over half our pilots in September, October, November and December;
–>
a bottleneck of over 200 new recruits were delayed being released to line flying by mis-managed blockages in the completion of their base training; and
–>
an insufficient focus on short term pilot recruitment in summer 2017 to allow for a one-off spike in annual leave from September to December 2017 caused by our agreement with the IAA to transition over a 9 month period (April to December 2017), to a new-agreed-calendar year FTL cycle from 1 January to 31 December 2018.

This rostering failure caused punctuality in the first half of September to plummet to the low 70%. We responded on Fri 15 September by taking a painful decision (solely to protect the other 98% of our customers) to cancel 50 (2%) of our 2,200 daily flights for the last 6 weeks of September & October. Then on Wed 27 September we announced the grounding of 25 (6%) of our 400 aircraft fleet for the 5 month winter season from November to March 2018. These very difficult and disruptive decisions quickly restored our schedules to 90% punctuality for the 99% of customers who were unaffected by these disruptions, and eliminated any further rostering cancellations.

While we deeply regret these flight cancellations and winter schedule changes, and the disruption they caused to some 700,000 (0.5%) of our 129m customers, we have worked hard to re-accommodate or refund all affected customer requests within 18 days of notifying them. The overwhelming majority have chosen re-accommodation on alternative Ryanair flights, but we have also provided refunds, and met our EU261 obligations in full, at a cost of some €25m in H1. Additionally, we have issued every single disrupted customer a travel voucher worth €40 per sector (€80 return) redeemable in October for travel over the winter period.

This rostering failure has challenged us to address the competitiveness of our pilot pay, as well as pilot concerns about communications, career progression and basing. While our pay was already slightly higher than B737 competitor airlines, we could have responded sooner to a tightening market for experienced F.O’s with pay increases for our experienced pilots, reinforcing our long standing and successful ERC collective bargaining process, and improving the range and choice of bases and contracts we offer our pilots. We will now move from being “competitive” to offering materially higher (over 20%) pay with better career prospects, superior rosters, and much better job security than Norwegian, among others, can offer. We expect these measures, if/when accepted by all our pilot bases, will add some €45m to our FY18 crew costs (and up to €100m in a full year) but will not significantly alter the substantial unit cost advantage we have over all other EU airline competitors.

Dublin Captains (from Nov & all new joiners)			Stansted Captains (from Nov & all new joiners)

Pay Deal	Norweg	RYR	Pay Deal	Jet2	Norweg	RYR
Basic	92,400	84,650	Basic	92,000	82,200	74,000
Productivity	--	12,000	Productivity	--	--	12,000
Sector Pay	31,000	45,500	Sector Pay	9,500	24,900	35,600
Expenses	--	6,000	Expenses	--	--	6,000
Pension	4,600	8,000	Pension	9,200	5,500	8,000
	€128,000	€156,150		£110,700	£112,600	£135,600

22% more than Norwegian			22% more than Jet2
			20% more than Norwegian

We are investing in new operations management which will shortly be headed by Peter Bellew returning from his successful stint as CEO of Malaysia Airlines. We have added resources to our pilot recruitment, base manager and rostering teams so that we can respond quickly to the needs of our pilots and cabin crew, promptly address their requests, and work more closely with them to facilitate opportunities at those bases where they wish to live and develop their careers. The test of any management team, is the speed and effectiveness with which they respond to a crisis, and the pilot rostering failure in early September was just such a crisis. We have responded quickly to repair this failure, eliminate further cancellations and we are determined to invest the time, money and manpower to ensure that it never recurs.

Collective Bargaining – some facts
One of the predictable by-products of this September rostering failure is a renewed campaign of misinformation by competitor airline pilot unions. Since Ryanair has, for over 30 years, operated a sophisticated collective bargaining process, supported fully by our pilots and cabin crew - confirmed and validated by the Irish Supreme Court - the only way our existing 5 year base agreements can be changed (some of which run to 2020) is by negotiation between the airline and our base ERC’s. This has already taken place successfully at over 10 bases. The Stansted pilots have voted, in secret ballot, to reject this large pay increase and we will respect their wishes, and they will continue with the existing pay agreement at Stansted until 2020. We will engage with the Stansted ERC to understand any concerns they may have, even while we add over 30 new pilots at Stansted in November on these new higher pay rates. If Stansted pilots wish to reconsider or revote, they may do so at any time through their ERC. However, we will not, and cannot, be forced to meet with any outside group such as the so called EERC which like REPA (2004) and RPG (2012) is a front for competitor airline pilot unions (BALPA, IALPA, ECA and even more bizarrely some U.S. pilot unions).

Our People:
I sincerely want to thank all our people for their help and support over what has been a very difficult 4 week period in September. Our pilots, cabin crew, customer handling and customer service teams have responded brilliantly to a very difficult situation that was not of their making. Thousands of our pilots and cabin crew have volunteered to work days off to ensure that disruption to our customers was minimised. Our customer service teams have worked late and over weekends to re-accommodate those customers who were disrupted and have dealt with over 700,000 requests in just 18 days, a phenomenal performance of which we are extremely proud.

I’m sorry that our people have had to listen to misinformation about Ryanair promoted by competitor pilot unions, however we have been here before, and we will be again. We understand that the reason they wish to denigrate Ryanair is because their airlines cannot compete with us. As usual when these union airlines fail, such as Monarch, Air Berlin and Alitalia in recent months, their pilots all come to Ryanair seeking jobs that pay up to €175,000 p.a., deliver a double bank holiday weekend every week, with the best promotions record and, the best job security in Europe. We will continue to work hard to deliver for our people, our customers and our shareholders while these competitor unions will continue to rail and fail.

Outlook:
Having grown H1 traffic by 11%, the grounding of 25 aircraft means we will slow H2 growth to approx. 4%. As a result, full year traffic will slow from 131m to 129m customers. We are 2% better booked than this time last year, but at lower fares. We now expect FY18 fares will fall by -4% to -6%, which is slightly better than previous guidance (-5% to -7%). Ancillary spend per customer should rise by 1% this year.

Ex-fuel unit costs will be adversely impacted by €25m in non-recurring EU261 costs and some €45m of additional pilot costs (higher pay if accepted by our pilots, recruitment and training in H2) arising from the September rostering failure. We now expect full year unit costs to fall by c. 2% this year (ex-fuel unit costs will be up 3%).

Based on the above, and with the usual caveat about limited H2 yield visibility, we see no reason to alter our full year PAT guidance which remains in a range of €1.40bn to €1.45bn. This guidance, as always, remains heavily dependent on close-in H2 bookings, the absence of any further security events, ATC strikes or negative Brexit developments.”

ENDS.

For further information	Neil Sorahan	Piaras Kelly
please contact:	Ryanair Holdings plc	Edelman
www.ryanair.com	Tel: 353-1-9451212	Tel: 353-1-6789333

Ryanair is Europe’s No.1 airline, carrying 129m customers p.a. on over 2,000 daily flights from 87 bases, connecting
210 destinations in 33 countries on a fleet of over 400, new, Boeing 737 aircraft, with a further 240 B737’s on order, which will enable Ryanair to lower fares and grow traffic to 200m p.a. by FY24. These modern aircraft are among the quietest and most fuel efficient in operation, making Ryanair one of the greenest, cleanest airlines in Europe. Ryanair’s team of over 13,000 highly skilled aviation professionals deliver Europe’s No.1 on-time performance, and an industry leading 32 year safety record.

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy. Among the factors that are subject to change and could significantly impact Ryanair’s expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union (“EU”) and other governments and their respective regulatory agencies, uncertainties surrounding Brexit, weather related disruptions, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors and unforeseen security events.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Balance Sheet as at September 30, 2017 (unaudited)
		At Sep 30,	At Mar 31,
		2017	2017
	Note	€M	€M
Non-current assets
Property, plant and equipment	10	7,608.7	7,213.8
Intangible assets		46.8	46.8
Derivative financial instruments		12.5	23.0
Total non-current assets		7,668.0	7,283.6

Current assets
Inventories		3.4	3.1
Other assets		240.4	222.1
Trade receivables		61.1	54.3
Derivative financial instruments		152.3	286.3
Restricted cash		11.8	11.8
Financial assets: cash > 3 months		2,028.1	2,904.5
Cash and cash equivalents		1,537.3	1,224.0
Total current assets		4,034.4	4,706.1

Total assets		11,702.4	11,989.7

Current liabilities
Trade payables		333.9	294.1
Accrued expenses and other liabilities		1,504.8	2,257.2
Current maturities of debt		432.3	455.9
Derivative financial instruments		121.0	1.7
Current tax		96.6	2.9
Total current liabilities		2,488.6	3,011.8

Non-current liabilities
Provisions		146.8	138.2
Derivative financial instruments		157.7	2.6
Deferred tax		425.1	473.1
Other creditors		5.5	12.4
Non-current maturities of debt		3,744.5	3,928.6
Total non-current liabilities		4,479.6	4,554.9

Shareholders' equity
Issued share capital	12	7.1	7.3
Share premium account		719.4	719.4
Other undenominated capital	12	2.9	2.7
Retained earnings	12	4,110.5	3,456.8
Other reserves		(105.7)	236.8
Shareholders' equity		4,734.2	4,423.0

Total liabilities and shareholders' equity		11,702.4	11,989.7

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Income Statement for the half-year ended September 30, 2017 (unaudited)

			Half-Year Ended	Half-Year Ended
			Sep 30,	Sep 30,
		Change	2017	2016
	Note	%	€M	€M
Operating revenues
Scheduled revenues		+5%	3,413.1	3,242.6
Ancillary revenues		+14%	1,012.2	888.9
Total operating revenues - continuing operations		+7%	4,425.3	4,131.5

Operating expenses
Fuel and oil		-3%	1,040.2	1,068.3
Airport and handling charges		+11%	537.0	485.1
Route charges		+8%	391.0	362.9
Staff costs		+11%	364.8	329.2
Depreciation		+11%	280.1	251.9
Marketing, distribution and other		+30%	223.8	172.3
Maintenance, materials and repairs		+2%	70.5	69.0
Aircraft rentals		-6%	41.5	44.3
Total operating expenses		+6%	2,948.9	2,783.0

Operating profit - continuing operations		+9%	1,476.4	1,348.5

Other (expense)/income
Finance expense		-19%	(32.4)	(39.9)
Finance income		-68%	0.8	2.5
Foreign exchange gain/(loss)		-	0.9	(2.2)
Total other (expense)/income		-22%	(30.7)	(39.6)

Profit before tax		+10%	1,445.7	1,308.9

Tax expense on profit	4	+8%	(153.2)	(141.3)

Profit for the half-year – all attributable to equity holders of parent		+11%	1,292.5	1,167.6

Earnings per ordinary share (in € cent)
Basic	9	+16%	107.20	92.26
Diluted	9	+16%	106.26	91.76
Weighted average no. of ordinary shares (in Ms)
Basic	9		1,205.7	1,265.5
Diluted	9		1,216.4	1,272.5

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Income Statement for the quarter ended September 30, 2017 (unaudited)

			Quarter Ended	Quarter Ended
			Sep 30,	Sep 30,
		Change	2017	2016
	Note	%	€M	€M
Operating revenues
Scheduled revenues		-	2,003.8	1,998.6
Ancillary revenues		+15%	511.2	445.5
Total operating revenues - continuing operations		+3%	2,515.0	2,444.1

Operating expenses
Fuel and oil		-4%	527.2	549.9
Airport and handling charges		+11%	270.0	243.7
Route charges		+8%	200.0	185.0
Staff costs		+12%	182.4	163.4
Depreciation		+12%	141.1	126.3
Marketing, distribution and other		+45%	123.2	84.7
Maintenance, materials and repairs		+25%	34.6	27.7
Aircraft rentals		-6%	20.3	21.7
Total operating expenses		+7%	1,498.8	1,402.4

Operating profit - continuing operations		-2%	1,016.2	1,041.7

Other (expense)/income
Finance expense		-23%	(14.6)	(18.9)
Finance income		-83%	0.2	1.2
Foreign exchange gain/(loss)		-	0.2	(1.6)
Total other (expense)/income		-26%	(14.2)	(19.3)

Profit before tax		-2%	1,002.0	1,022.4

Tax expense on profit	4	-3%	(106.6)	(110.3)

Profit for the quarter – all attributable to equity holders of parent		-2%	895.4	912.1

Earnings per ordinary share (in € cent)
Basic	9	+3%	74.90	72.72
Diluted	9	+3%	74.22	72.34
Weighted average no. of ordinary shares (in Ms)
Basic	9		1,195.4	1,254.3
Diluted	9		1,206.4	1,260.9

Ryanair Holdings plc and Subsidiaries

Condensed Consolidated Interim Statement of Comprehensive Income for the half-year ended September 30, 2017 (unaudited)

	Half-Year	Half-Year
	Ended	Ended
	Sep 30,	Sep 30,
	2017	2016
	€M	€M

Profit for the half-year	1,292.5	1,167.6

Other comprehensive income:

Items that are or may be reclassified to profit or loss:
Cash flow hedge reserve movements:
Net movement in cash flow hedge reserve	(345.5)	369.1

Other comprehensive (loss)/income for the half-year, net of income tax	(345.5)	369.1

Total comprehensive income for the half-year – all attributable to equity holders of parent	947.0	1,536.7

Condensed Consolidated Interim Statement of Comprehensive Income for the quarter ended September 30, 2017 (unaudited)

	Quarter	Quarter
	Ended	Ended
	Sep 30,	Sep 30,
	2017	2016
	€M	€M

Profit for the quarter	895.4	912.1

Other comprehensive income:

Items that are or may be reclassified to profit or loss:
Cash flow hedge reserve movements:
Net movement in cash flow hedge reserve	4.1	20.8

Other comprehensive (loss)/income for the quarter, net of income tax	4.1	20.8

Total comprehensive income for the quarter – all attributable to equity holders of parent	899.5	932.9

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Cash Flows for the half-year ended September 30, 2017 (unaudited)

		Half-Year	Half-Year
		Ended	Ended
		Sep 30,	Sep 30,
		2017	2016
	Note	€M	€M
Operating activities
Profit after tax		1,292.5	1,167.6

Adjustments to reconcile profit after tax to net cash provided by operating activities
Depreciation		280.1	251.9
(Increase)/decrease in inventories		(0.3)	0.3
Tax expense on profit on ordinary activities		153.2	141.3
Share based payments		3.0	3.0
(Decrease)/increase in trade receivables		(6.8)	9.0
(Increase) in other current assets		(18.5)	(11.1)
Increase in trade payables		39.8	87.4
(Decrease) in accrued expenses		(753.4)	(716.8)
(Decrease) in other creditors		(6.9)	(11.4)
Increase/(decrease) in provisions		8.7	(3.7)
Decrease in finance income		0.2	0.4
Increase in finance expense		0.8	-
Income tax paid		(55.1)	(76.5)
Net cash provided by operating activities		937.3	841.4

Investing activities
Capital expenditure (purchase of property, plant and equipment)		(675.0)	(603.4)
Decrease in restricted cash		-	0.6
Decrease in financial assets: cash > 3 months		876.4	134.6
Net cash provided/(used in) investing activities		201.4	(468.2)

Financing activities
Shareholder returns	12	(638.8)	(467.5)
Repayments of long term borrowings		(186.6)	(199.8)
Net cash (used in) financing activities		(825.4)	(667.6)

Increase/(decrease) in cash and cash equivalents		313.3	(294.4)
Cash and cash equivalents at beginning of the period		1,224.0	1,259.2
Cash and cash equivalents at end of the period		1,537.3	964.8

Included in cash flows from operating activities for the period are the following amounts:
Interest income received	1.0	2.8
Interest expense paid	(31.6)	(39.9)

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Changes in Shareholders’ Equity for the half-year ended September 30, 2017 (unaudited)
							Other Reserves

	Ordinary	Issued Share	Share Premium	Retained	Other Undenominated			Other
	Shares	Capital	Account	Earnings	Capital	Treasury	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M	€M
Balance at March 31, 2016	1,290.7	7.7	719.4	3,166.1	2.3	(7.3)	(300.6)	9.2	3,596.8
Profit for the half-year	-	-	-	1,167.6	-	-	-	-	1,167.6
Other comprehensive income
Net movements in cash flow reserve	-	-	-	-	-	-	369.1	-	369.1
Total other comprehensive income	-	-	-	-	-	-	369.1	-	369.1
Total comprehensive income	-	-	-	1,167.6	-	-	369.1	-	1,536.7
Transactions with owners of the Company recognised directly in equity
Share-based payments	-	-	-	-	-	-	-	3.0	3.0
Repurchase of ordinary equity shares	-	-	-	(467.8)	-	-	-	-	(467.8)
Cancellation of repurchased ordinary shares	(36.0)	(0.2)	-	-	0.2	-	-	-	-
Treasury shares cancelled	(0.5)	-	-	(7.3)	-	7.3	-	-	-
Balance at September 30, 2016	1,254.2	7.5	719.4	3,858.6	2.5	-	68.5	12.2	4,668.7
Profit for the half-year	-	-	-	148.3	-	-	-	-	148.3
Other comprehensive income
Net movements in cash flow reserve	-	-	-	-	-	-	153.4	-	153.4
Total other comprehensive income	-	-	-	-	-	-	153.4	-	153.4
Total comprehensive income	-	-	-	148.3	-	-	153.4	-	301.7
Transactions with owners of the Company recognised directly in equity
Share-based payments	-	-	-	-	-	-	-	2.7	2.7
Repurchase of ordinary equity shares	-	-	-	(550.1)	-	-	-	-	(550.1)
Cancellation of repurchased ordinary shares	(36.3)	(0.2)	-	-	0.2	-	-	-	-
Balance at March 31, 2017	1,217.9	7.3	719.4	3,456.8	2.7	-	221.9	14.9	4,423.0
Profit for the half-year	-	-	-	1,292.5	-	-	-	-	1,292.5
Other comprehensive income
Net movements in cash flow reserve	-	-	-	-	-	-	(345.5)	-	(345.5)
Total other comprehensive income	-	-	-	-	-	-	(345.5)	-	(345.5)
Total comprehensive income	-	-	-	1,292.5	-	-	(345.5)	-	947.0
Transactions with owners of the Company recognised directly in equity
Share-based payments	-	-	-	-	-	-	-	3.0	3.0
Repurchase of ordinary equity shares	-	-	-	(638.8)	-	-	-	-	(638.8)
Cancellation of repurchased ordinary shares	(35.0)	(0.2)	-	-	0.2	-	-	-	-
Balance at September 30, 2017	1,182.9	7.1	719.4	4,110.5	2.9	-	(123.6)	17.9	4,734.2

Ryanair Holdings plc and Subsidiaries

MD&A for the Half-Year Ended September 30, 2017

Income Statement

Scheduled revenues:
Scheduled revenues are up by 5% to €3,413.1M due to 11% traffic growth (to 72M) offset by a 5% reduction in average fares to just over €47.

Ancillary revenues:
Ancillary revenues increased by 14% to €1,012.2M due to 11% traffic growth and higher uptake of reserved seating, priority boarding and car hire offset by lower travel insurance and hotel penetration.

Operating Expenses:

Fuel and oil:
Fuel and oil fell by 3% to €1,040.2M due to lower hedged fuel prices offset by a 12% increase in block hours and a higher load factor (up 1 point to 96%).

Airport and handling charges:
Airport and handling charges are up by 11% to €537.0M in line with traffic growth.

Route charges:
Route charges rose 8% to €391.0M due to a 10% increase in sectors offset by lower Eurocontrol prices in France, Germany and the UK (aided by weaker sterling).

Staff costs:
Staff costs increased by 11% to €364.8M, in line with the 11% increase in traffic, due to 10% more sectors and the impact of a 2% pay increase in April 2017 offset by weaker sterling against the euro.

Depreciation:
Depreciation is 11% higher at €280.1M due to 51 (+16%) additional owned aircraft in the fleet at period end (370 at September 30, 2017 compared to 319 at September 30, 2016).

Marketing, distribution and other:
Marketing, distribution and other rose by 30% to €223.8M. This includes €25M non-recurring EU261 costs arising from flight cancellations in September/October 2017. Marketing costs are broadly flat, year on year, and distribution costs increased at a slower rate than the increase in onboard sales.

Maintenance, materials and repairs:
Maintenance, materials and repairs rose 2% to €70.5M, well below the 11% increase in traffic, due to the timing of checks offset by 6 fewer leased aircraft in the fleet compared to the same period last year.

Aircraft rentals:
Aircraft rentals fell by 6% to €41.5M due to the handback of 6 leased aircraft over the past year.

Ownership and maintenance:
During the half-year ended September 30, 2017 ownership and maintenance costs (depreciation, maintenance, aircraft rentals and financing costs) increased by 5% to €424.5M, which is significantly lower than the 11% increase in passenger numbers.

Unit costs fell by 5%, excluding fuel they remained flat, which compares favourably to the 11% increase in traffic in the period.

Other income/(expense):

Finance expense:
Finance expense decreased by 19% to €32.4M primarily due to lower interest rates.

Finance income:
Finance income fell by €1.7M due to lower deposit interest rates.

Balance sheet:
Gross cash fell by €563.1M to €3,577.2M at September 30, 2017.
Gross debt fell by €207.7M to €4,176.8M due to debt repayments.
€937.3M net cash was generated by operating activities. Net capital expenditure was €675.0M and shareholder returns amounted to €638.8M.
Net debt was €599.6M at period end. (March 31, 2017: €244.2M).

Shareholders’ equity:
Shareholders’ equity increased by €311.2M to €4,734.2M in the half-year due to net profit after tax of €1,292.5M, offset by IFRS hedge accounting treatment for derivatives of €345.5M and €638.8M of shareholder returns.

Earnings per share (EPS):
EPS increased by 16% to €1.072 per share, ahead of the 11% increase in profit after tax. During the half-year the Company bought back and cancelled 35.0M ordinary shares at a total cost of €638.8M.

MD&A for the Quarter Ended September 30, 2017

Income Statement

Scheduled revenues:
Scheduled revenues were broadly flat at €2,003.8M due to 10% traffic growth (to 37M) offset by a 9% drop in average fare to just under €54.

Ancillary revenues:
Ancillary revenues increased by 15% to €511.2M due to 10% traffic growth and higher uptake of reserved seating, priority boarding and car hire offset by lower travel insurance and hotel penetration.

Operating Expenses:

Fuel and oil:
Fuel and oil fell by 4% to €527.2M due to lower hedged fuel prices offset by a 12% increase in block hours and a higher load factor (up 1 point to 97%).

Airport and handling charges:
Airport and handling charges are up by 11% to €270.0M broadly in line with traffic growth.

Route charges:
Route charges rose 8% to €200.0M due to a 9% increase in sectors offset by lower Eurocontrol prices in France, Germany and the UK (aided by weaker sterling).

Staff costs:
Staff costs increased by 12% to €182.4M, due to 12% more hours and the impact of a 2% pay increase in April 2017 offset by weaker sterling against the euro.

Depreciation:
Depreciation is 12% higher at €141.1M due to 51 (+16%) additional owned aircraft in the fleet at period end (370 at September 30, 2017 compared to 319 at September 30, 2016).

Marketing, distribution and other:
Marketing, distribution and other rose by 45% to €123.2M. This includes €25M non-recurring EU261 costs arising from flight cancellations in September/October 2017. Marketing costs are broadly flat, year-on-year, and distribution costs increased at a slower rate than the increase in onboard sales.

Maintenance, materials and repairs:
Maintenance, materials and repairs rose by 25% to €34.6M primarily due to the timing of checks.

Aircraft rentals:
Aircraft rentals fell by 6% to €20.3M due to the handback of 6 leased aircraft over the past year.

Ownership and maintenance:
During the quarter ended September 30, 2017 ownership and maintenance costs (depreciation, maintenance, aircraft rentals and financing costs) increased by 8% to €210.6M, which is lower than the 10% increase in passenger numbers.

Unit costs fell by 3%, excluding fuel they were up 3%, which compares favourably to the 10% increase in traffic in the quarter.

Other income/(expense):

Finance expense:
Finance expense decreased by 23% to €14.6M primarily due to lower interest rates.

Finance income:
Finance income fell by €1.0M due to lower deposit interest rates.

Ryanair Holdings plc and Subsidiaries
Interim Management Report

Introduction

This financial report for the half-year ended September 30, 2017 meets the reporting requirements pursuant to the Transparency (Directive 2004/109/EC) Regulations 2007 and Transparency Rules of the Republic of Ireland’s Financial Regulator and the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

This interim management report includes the following:

●
Principal risks and uncertainties relating to the remaining six months of the year;

●
Related party transactions; and

●
Post balance sheet events.

Results of operations for the six month period ended September 30, 2017 compared to the six month period ended September 30, 2016, including important events that occurred during the half-year, are set forth above in the MD&A.

Principal risks and uncertainties

Among the factors that are subject to change and could significantly impact Ryanair’s expected results for the remainder of the year are the airline pricing environment, fuel costs, competition from new and existing carriers, costs associated with environmental, safety and security measures, actions of the Irish, UK, European Union (“EU”) and other governments and their respective regulatory agencies, uncertainties surrounding Brexit, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK, and Continental Europe, the general willingness of passengers to travel, other economic, social and political factors and flight interruptions caused by volcanic ash emissions or other atmospheric disruptions.

Board of Directors

Details of the members of our Board of Directors are set forth on pages 102 and 103 of our 2017 annual report.

Related party transactions

Please see note 13.

Post balance sheet events

Please see note 14.

Going concern
After making enquiries and considering the Group’s principal risks and uncertainties and its financial position and cash flows, the Directors have formed a judgment, at the time of approving the interim financial statements, that there is a reasonable expectation that the Company and the Group as a whole have adequate resources to continue in operational existence for a period of at least twelve months from the date of approval of the interim financial statements. For this reason, they continue to adopt the going concern basis in preparing the interim financial statements.

Ryanair Holdings plc and Subsidiaries
Notes forming Part of the Condensed Consolidated
Interim Financial Statements

1. Basis of preparation and significant accounting policies

Ryanair Holdings plc (the “Company”) is a company domiciled in Ireland. The unaudited condensed consolidated preliminary financial statements of the Company for the half-year ended September 30, 2017 comprise the Company and its subsidiaries (together referred to as the “Group”).

These unaudited condensed consolidated interim financial statements (“the interim financial statements”), which should be read in conjunction with our 2017 Annual Report for the year ended March 31, 2017, have been prepared in accordance with International Accounting Standard No. 34 “Interim Financial Reporting” as adopted by the EU (“IAS 34”). They do not include all of the information required for full annual financial statements, and should be read in conjunction with the most recent published consolidated financial statements of the Group. The consolidated financial statements of the Group as at and for the year ended March 31, 2017, are available at http://investor.ryanair.com/.

The September 30, 2017 figures and the September 30, 2016 comparative figures do not constitute statutory financial statements of the Group within the meaning of the Companies Act, 2014. The consolidated financial statements of the Group for the year ended March 31, 2017, together with the independent auditor’s report thereon, were filed with the Irish Registrar of Companies following the Company’s Annual General Meeting and are also available on the Company’s Website. The auditor’s report on those financial statements was unqualified.

The Audit Committee, upon delegation of authority by the Board of Directors, approved the condensed consolidated interim financial statements for the period ended September 30, 2017 on October 27, 2017.

Except as stated otherwise below, this period’s financial information has been prepared in accordance with the accounting policies set out in the Group’s most recent published consolidated financial statements, which were prepared in accordance with IFRS as adopted by the EU and also in compliance with IFRS as issued by the International Accounting Standards Board (IASB).

The following new and amended standards, have been issued by the IASB, and are effective for the first time for the current financial year beginning on or after January 1, 2017;

●
Amendments to IAS 7: “Disclosure Initiative” (effective for fiscal periods beginning on or after January 1, 2017)

●
Amendments to IAS 12: “Recognition of Deferred Tax Assets for Unrealised Losses” (effective for fiscal periods beginning on or after January 1, 2017)

●
Annual Improvements to IFRSs 2014-2016 Cycle: “Amendments to IFRS 12 Disclosure of Interests in Other Entities” (effective for fiscal periods beginning on or after January 1, 2017)

The following new or revised IFRS standards and IFRIC interpretations will be adopted for purposes of the preparation of future financial statements, where applicable. Those that are not as yet EU endorsed are flagged below. While under review, we do not anticipate that the adoption of these new or revised standards and interpretations will have a material impact on our financial position or results from operations:

●
IFRS 15: “Revenue from Contracts with Customers including Amendments to IFRS 15” (effective for fiscal periods beginning on or after January 1, 2018)

●
IFRS 9: “Financial Instruments” (effective for fiscal periods beginning on or after January 1, 2018)

●
Clarifications to IFRS 15: “Revenue from Contracts with Customers (effective for fiscal periods beginning on or after January 1, 2018)*

●
Amendments to IFRS 2: “Classification and Measurement of Share Based Payment Transactions” (effective for fiscal periods beginning on or after January 1, 2018)*

●
Amendments to IFRS 4: Applying IFRS 9 “Financial Instruments” with IFRS 4: “Insurance Contracts” (effective for fiscal periods beginning on or after January 1, 2018)*

●
Annual Improvements to IFRS 2014-2016 Cycle (effective for fiscal periods beginning on or after January 1, 2018)*

●
IFRIC Interpretation 22: “Foreign Currency Transactions and Advance Consideration” (effective for fiscal periods beginning on or after January 1, 2018)*

●
IFRS 16: “Leases” (effective for fiscal periods beginning on or after January 1, 2019)
* These standards or amendments to standards are not as yet EU endorsed.

IFRS 15: Revenue from Contracts with Customers

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognised. It replaces existing revenue recognition guidance, including IAS 18 Revenue, IAS 11 Construction Contracts and IFRIC 13 Customer Loyalty Programs. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

We are evaluating the effect that the updated standard may have on our consolidated financial statements and related disclosures. While we are continuing to assess all potential impacts of the new standard, we currently believe the most significant impact relates to certain ancillary revenue products. Due to the complexity of certain of our contracts, the actual revenue recognition treatment required under the new standard for these arrangements may be dependent on contract-specific terms and vary in some instances. Our preparatory work is also focused on the increased disclosure obligations (including in respect of retrospective revenue and backlog).

IFRS 16: Leases

IFRS 16 introduces a single, on-balance sheet, lease accounting model for lessees. A lessee recognises a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are optional exemptions for short-term leases and leases of low value items.

The standard is effective for annual report periods beginning on or after January 1, 2019. Early adoption is permitted for entities that apply IFRS 15: Revenue from Contracts with Customers at or before the date of initial application of IFRS 16.
2. Estimates

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied in the most recent published consolidated financial statements.

3. Seasonality of operations

The Group’s results of operations have varied significantly from quarter to quarter, and management expects these variations to continue. Among the factors causing these variations are the airline industry’s sensitivity to general economic conditions and the seasonal nature of air travel. Accordingly, the first half-year typically results in higher revenues and results.

4. Income tax expense

The Group’s consolidated effective tax rate in respect of operations for the half-year ended September 30, 2017 was 10.6% (September 30, 2016: 10.8%). The tax charge for the half-year ended September 30, 2017 of €153.2M (September 30, 2016: €141.3M) comprises a current tax charge of €148.8M and a deferred tax charge of €4.4M relating to the temporary differences for property, plant and equipment recognised in the income statement.

5. Share based payments

The terms and conditions of the share option programme are disclosed in the most recent, published, consolidated financial statements. The charge of €3.0M (September 30, 2016: €3.0M) is the fair value of various share options granted in prior periods, which are being recognised within the income statement in accordance with employee services rendered.

6. Contingencies

The Group is engaged in litigation arising in the ordinary course of its business. The Group does not believe that any such litigation will individually, or in aggregate, have a material adverse effect on the financial condition of the Group. Should the Group be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the Group’s results of operations or financial position.

7. Capital commitments

At September 30, 2017 Ryanair had an operating fleet of 403 (2016: 358) Boeing 737 aircraft. The Group agreed to purchase 183 new Boeing 737-800NG aircraft from the Boeing Corporation during the periods FY15 to FY19 of which 124 aircraft (including 20 in the half-year) were delivered at September 30, 2017.

The Group also agreed to purchase up to 210 (110 firm and 100 options) Boeing 737 Max 200 aircraft from the Boeing Corporation during the periods FY20 to FY24; these include 10 additional firm orders announced in June 2017 which will see aircraft deliveries increase by 5 in both spring 2019 and spring 2020.

8. Analysis of operating segment

The Group is managed as a single business unit that provides low fares airline-related activities, including scheduled services, car-hire, internet income and related sales to third parties. The Group operates a single fleet of aircraft that is deployed through a single route scheduling system.

The Group determines and presents operating segments based on the information that internally is provided to the CEO, who is the Group’s Chief Operating Decision Maker (CODM). When making resource allocation decisions the CODM evaluates route revenue and yield data. However, resource allocation decisions are made based on the entire route network and the deployment of the entire aircraft fleet, which are uniform in type. The objective in making resource allocation decisions is to maximise consolidated financial results, rather than individual routes within the network.

The CODM assesses the performance of the business based on the adjusted profit/(loss) after tax of the Group for the period. All segment revenue is derived wholly from external customers and as the Group has a single reportable segment, intersegment revenue is zero.

The Group’s major revenue-generating asset comprises its aircraft fleet, which is flexibly employed across the Group’s integrated route network and is directly attributable to its reportable segment operations. In addition, as the Group is managed as a single business unit, all other assets and liabilities have been allocated to the Group’s single reportable segment.

Reportable segment information is presented as follows:
	Half-Year	Half-Year
	Ended	Ended
	Sep 30,	Sep 30,
	2017	2016
	€M	€'M
External revenues	4,425.3	4,131.5

Reportable segment profit after income tax	1,292.5	1,167.6

	At Sep 30, 2017 €M	At Mar 31, 2017 €M
Reportable segment assets	11,702.4	11,989.7

Reportable segment liabilities	6,968.2	7,566.7

9. Earnings per share

	Half-Year	Half-Year	Quarter	Quarter
	Ended	Ended	Ended	Ended
	Sep 30,	Sep 30,	Sep 30,	Sep 30,
	2017	2016	2017	2016

Basic earnings per ordinary share euro cent	107.20	92.26	74.90	72.72
Diluted earnings per ordinary share euro cent	106.26	91.76	74.22	72.34
Weighted average number of ordinary shares (in M’s) – basic	1,205.7	1,265.5	1,195.4	1,254.3
Weighted average number of ordinary shares (in M’s) – diluted	1,216.4	1,272.5	1,206.4	1,260.9

Diluted earnings per share takes account of the potential future exercises of share options granted under the Company’s share option schemes and the weighted average number of shares includes weighted average share options assumed to be converted of 10.7M (2016: 7.0M).
10.
Property, plant and equipment

Acquisitions and disposals
Capital expenditure in the half-year to September 30, 2017 amounted to €675.0M and primarily relates to aircraft pre delivery payments and 20 aircraft deliveries.

11.
Financial instruments and financial risk management

The Group is exposed to various financial risks arising in the normal course of business. The Group’s financial risk exposures are predominantly related to commodity price, foreign exchange and interest rate risks. The Group uses financial instruments to manage exposures arising from these risks.

These preliminary financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the 2017 Annual Report. There have been no changes in our risk management policies in the period.

Fair value hierarchy

Financial instruments measured at fair value in the balance sheet are categorised by the type of valuation method used. The different valuation levels are defined as follows:
● Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date.
● Level 2: inputs other than quoted prices included within Level 1 that are observable for that asset or liability, either directly or indirectly.
● Level 3: significant unobservable inputs for the asset or liability.

Fair value estimation

Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate the fair value of each material class of the Group’s financial instruments:

Financial instruments measured at fair value

● Derivatives – interest rate swaps: Discounted cash flow analyses have been used to determine the fair value, taking into account current market inputs and rates. (Level 2)
● Derivatives – currency forwards and aircraft fuel contracts: A comparison of the contracted rate to the market rate for contracts providing a similar risk profile at March 31, 2017 has been used to establish fair value. (Level 2)

The Group policy is to recognise any transfers between levels of the fair value hierarchy as of the end of the reporting period during which the transfer occurred. During the half-year to September 30, 2017, there were no reclassifications of financial instruments and no transfers between levels of the fair value hierarchy used in measuring the fair value of financial instruments.

Financial instruments disclosed at fair value

● Fixed-rate long-term debt: The repayments which Ryanair is committed to make have been discounted at the relevant market rates of interest applicable (including credit spreads) at September 30, 2017 to arrive at a fair value representing the amount payable to a third party to assume the obligations.

There were no significant changes in the business or economic circumstances during the half-year to September 30, 2017 that affect the fair value of our financial assets and financial liabilities.

11.
Financial instruments and financial risk management (continued)

The fair value of financial assets and financial liabilities, together with the carrying amounts in the condensed consolidated financial balance sheet, are as follows:

	At Sep 30,	At Sep 30,	At Mar 31,	At Mar 31,
	2017	2017	2017	2017
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial assets	€M	€M	€M	€M
Derivative financial instruments:-
- U.S. dollar currency forward contracts	12.5	12.5	14.5	14.5
- Jet fuel derivative contracts	-	-	-	-
- Interest rate swaps	-	-	8.5	8.5
	12.5	12.5	23.0	23.0
Current financial assets
Derivative financial instruments:-
- U.S. dollar currency forward contracts	40.8	40.8	224.9	224.9
- Jet fuel derivative contracts	-	-	58.2	58.2
- Interest rate swaps	0.9	0.9	3.2	3.2
	41.7	41.7	286.3	286.3
Trade receivables*	61.2		54.3
Cash and cash equivalents*	1,034.3		1,224.0
Financial asset: cash > 3 months*	3,140.6		2,904.5
Restricted cash*	11.8		11.8
Other assets*	1.0		1.0
	4,290.6	41.7	4,481.9	286.3
Total financial assets	4,302.7	53.8	4,504.9	309.3

	At Sep 30,	At Sep 30,	At Mar 31,	At Mar 31,
	2017	2017	2017	2017
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial liabilities	€M	€M	€M	€M
Derivative financial instruments:-
- U.S. dollar currency forward contracts	155.9	155.9	0.4	0.4
- Interest rate swaps	1.8	1.8	2.2	2.2
- Jet fuel derivative contracts	-	-	-	-
	157.7	157.7	2.6	2.6
Long-term debt	1,305.2	1,330.4	1,489.9	1,519.4
Bonds	2,439.3	2,514.6	2,438.7	2,499.9
	3,902.2	4,002.7	3,931.2	4,021.9
Current financial liabilities
Derivative financial instruments:-
- U.S. dollar currency forward contracts	118.7	118.7	0.1	0.1
- Interest rate swaps	2.3	2.3	1.6	1.6
- Jet fuel derivative contracts	-	-	-	-
	121.0	121.0	1.7	1.7
Long-term debt	432.3	432.3	455.9	455.9
Trade payables*	333.9		294.1
Accrued expenses*	410.2		348.0
	1,297.4	553.3	1,099.7	457.6
Total financial liabilities	5,199.6	4,556.0	5,030.9	4,479.5

*The fair value of these financial instruments approximate their carrying values due to the short-term nature of the instruments.

12.
Shareholder returns

In the half-year ended September 30, 2017 the Company bought back 35.0M shares at a total cost of €639M. This buy-back was equivalent to approximately 2.9% of the Company’s issued share capital at March 31, 2017. All of these ordinary shares repurchased were cancelled at September 30, 2017.

In FY17 the Company bought back 72.3M shares at a total cost of approximately €1,018M, all of which were cancelled at March 31, 2017. The ordinary shares bought back equated to approximately 5.6% of the Company’s issued share capital at March 31, 2016.

As a result of the share buybacks in the half-year ended September 30, 2017, share capital decreased by 35.0M ordinary shares (72.8M ordinary shares in the year ended March 31, 2017) with a nominal value of €0.2M (€0.4M in the year ended March 31, 2017) and the other undenominated capital reserve increased by a corresponding €0.2M (€0.4M in the year ended March 31, 2017). The other undenominated capital reserve is required to be created under Irish law to preserve permanent capital in the Parent Company.

13.
Related party transactions

The Company has related party relationships with its subsidiaries, Directors and senior key management personnel. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

There were no related party transactions in the half-year ended September 30, 2017 that materially affected the financial position or the performance of the Company during that period and there were no changes in the related party transactions described in the 2017 Annual Report that could have a material effect on the financial position or performance of the Company in the same period.

14.
Post balance sheet events

 There were no significant post balance sheet events.

Ryanair Holdings plc and Subsidiaries
Responsibility Statement

Statement of the Directors in respect of the interim financial report

Each of the Directors, whose names and functions are listed in our 2017 Annual Report (with the exception of James Osborne who passed away in August 2017), confirm that, to the best of each person’s knowledge and belief:

1)
The unaudited condensed consolidated interim financial statements for the six months ended September 30, 2017, comprising the condensed consolidated interim balance sheet, the condensed consolidated interim income statement, the condensed consolidated interim statement of comprehensive income, the condensed consolidated interim statement of cash flows and the condensed consolidated interim statement of changes in shareholders’ equity and the related notes thereto, have been prepared in accordance with IAS 34 as adopted by the European Union, being the international accounting standard applicable.

2) The interim management report includes a fair review of the information required by:

 (i)
Regulation 8(2) of the Transparency (Directive 2004/109/EC) Regulations 2007, being an indication of important events that have occurred during the six months ended September 30, 2017 and their impact on the condensed consolidated interim financial statements; and a description of the principal risks and uncertainties for the six months ending March 31, 2017; and

(ii)
Regulation 8(3) of the Transparency (Directive 2004/109/EC) Regulations 2007, being related party transactions that have taken place in the six months ended September 30, 2017 and that have materially affected the financial position or performance of the Company during that period; and any changes in the related party transactions described in the 2017 Annual Report that could do so.

On behalf of the Board

David Bonderman
Michael O’Leary
Chairman
               Chief Executive
October 27, 2017

Independent review report of KPMG to Ryanair Holdings plc and Subsidiaries

Introduction

We have been engaged by the Company to review the condensed consolidated interim financial statements in the half-yearly financial report for the six month period ended September 30, 2017, which comprises the condensed consolidated interim balance sheet, the condensed consolidated interim income statement, the condensed consolidated interim statement of comprehensive income, the condensed consolidated interim statement of cash flows, the condensed consolidated interim statement of changes in shareholder’s equity and the related explanatory notes.

The financial reporting framework that has been applied in their preparation is International Financial Reporting Standards as adopted by the EU (“IFRSs”) and also IFRS as issued by the International Accounting Standards Board.

Our review was conducted having regard to the Financial Reporting Council’s (“FRCs”) International Standard on Review Engagements (“ISRE”) (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of consolidated interim financial statements in the half-yearly report for the six months ended September 30, 2017 is not prepared, in all material respects, in accordance with IAS 34 as adopted by the EU, the TD Regulations, the Transparency Rules of the Central Bank of Ireland and the Disclosure and Transparency Rules of the UK’s Financial Conduct Authority.

Basis of our report, responsibilities and restriction on use

The half-yearly financial report is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half-yearly financial report in accordance with the TD Regulations, the Transparency Rules of the Central Bank of Ireland and the Transparency Rules of the United Kingdom Financial Conduct Authority.

As disclosed in note 1, the annual financial statements of the Company are prepared in accordance with IFRSs as issued by the International Accounting Standards Board and as adopted by the European Union.

The Directors are responsible for ensuring that the condensed consolidated interim financial statements of the Group included in this half-yearly financial report have been prepared in accordance with IAS 34 “Interim Financial Reporting” as adopted by the EU.

Our responsibility is to express to the Company a conclusion on the condensed set of consolidated interim financial statements in the half-yearly financial report based on our review.

We conducted our review having regard to the Financial Reporting Council’s International Standard on Review Engagements (UK and Ireland) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We read the other information contained in the half-yearly financial report to identify material inconsistencies with the information in the condensed set of consolidated interim financial statements and to identify any information that is apparently materially incorrect based on, or materially inconsistent with, the knowledge acquired by us in the course of performing the review. If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our report.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Transparency (Directive 2004/109/EC) Regulations 2007 as amended (“the TD Regulations”), the Transparency Rules of the Central Bank of Ireland and the Transparency Rules of the United Kingdom Financial Conduct Authority.

Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Emer McGrath

for and on behalf of
KPMG
Chartered Accountants
1 Stokes Place, St Stephen’s Green, Dublin 2, Ireland

October 27, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 31 October, 2017

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary